Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
IMTT Holdings Inc. and Subsidiaries:

We consent to the incorporation by reference in the registration statements on Form S-8 (Registration Nos. 333-181779, 333-144016, and 333-125226) and Form S-3 (Registration No. 333-187794) of Macquarie Infrastructure Company LLC of our report dated February 13, 2014 with respect to the consolidated balance sheets of IMTT Holdings Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ (deficit) equity, and cash flows for the years then ended, which report appears in the December 31, 2014 annual report on Form 10-K of Macquarie Infrastructure Company LLC.

/s/ KPMG LLP

New Orleans, Louisiana
February 18, 2015